Exhibit 99.1

Isaac Capital Group

February 2, 2015

Dean R. Pickerell

Edward R. Cameron

Randy L. Pearce

Steve Lowenthal

7400 Excelsior Boulevard

Minneapolis, Minnesota 55426

Re: Board of Directors of Appliance Recycling Centers of America, Inc. (the “Company”)

Gentlemen:

We are in receipt of a letter dated January 30, 2015 from the Company’s Chief Executive Officer. This letter is in response to that letter.

We were quite surprised that it was the Company’s Chief Executive Officer who would respond to our board presentation and request for board representation. A company’s management clearly has a conflict of interest when it comes to matters of board control and changes in management. We would have expected that the board’s response would naturally come from the board and not from an obviously conflicted party. Nevertheless, we are presuming the board supports management’s position in these matters, and we are therefore responding to that letter, but to the appropriate body.

We were also quite surprised at the dismissive nature of Mr. Eisenschenk’s letter. The letter seems to be saying that you have considered all that we have to say and that you expect to never hear from us again. I can assure you that quite the contrary is true. We will not rest until we have the board representation to which we are entitled.

Mr. Eisenchenk’s letter proudly, albeit summarily, refers to a provision of Minnesota law that he seems to hope will conclusively cause us to be eliminated as a problem for him. Unfortunately, Mr. Eisenchenk’s eager reference to the Business Combinations provisions of Minnesota law are in error. Had Mr. Einsenchenk read the statute more carefully, he would know that the statute does not preclude the Company’s board from considering or completing a sale transaction that is in the best interests of the Company’s shareholders. The Company’s board has a fiduciary obligation to review and consider transactions that have the potential to maximize shareholder value. Mr. Eisenschenk’s letter falls far short of fulfilling the board’s duties. Quite to the contrary, Mr. Eisenschenk’s letter indicates a strong desire for the board not to consider any transaction that might threaten management and his position.

In any event, we presented multiple ideas for increasing shareholder value during our presentation to the board. Mr. Eisenschenk’s hasty letter responded to none of these other ideas. In the past 20 years, the board has caused the Company’s stock price to drop by more than 84%. In the past 10 years, the board’s impact on the Company’s stock price is a loss of more than 25%. Shareholders have been left with no returns— only losses and a significant potential tax liability in California that would provide only further losses for shareholders. Shareholders are entitled to returns, and they are entitled to a board who will seek those returns, not summarily dismiss proposals that could finally generate returns for shareholders. To repeat, we will not rest until we have the board representation to which we are entitled.

Your board is hereby put on notice that we will be presenting to shareholders a competing slate of directors to be elected at the Company’s 2015 annual meeting of shareholders.

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Having been notified that we intend to nominate a slate of new directors, you are hereby put on notice of your board’s obligations under law not to interfere with or impede our ability to rightfully raise these nominations for shareholders. In the event that your board takes action to interfere with or impede our ability to raise these nominations--or the shareholders to vote on these nominations--we will act promptly to protect our rights and the rights of the Company’s shareholders. In the unfortunate event of any such interference, your board will be exposing itself to potential personal liabilities that we will be sure to enforce. You will be subject to potential personal liability if you impede with our lawful rights to nominate a competing board slate that shareholders can vote on.

In this regard, we hereby call on the board to promptly call and hold its 2015 annual meeting of shareholders.

Having been put on notice that we intend to submit a competing slate of director candidates, and that the current board may soon be replaced, you are also hereby put on notice not to take any self-serving actions that seek to promote the interests of the current board and/or management at the expense of shareholders, such as payout of hefty bonuses and/or modifications to any employment contracts, including changes to payouts of severances. If the board takes any such self-serving actions, we will hold the board accountable.

Respectfully,

/s/ Jon Isaac

Jon Isaac

Isaac Capital Group

3525 Del Mar Heights Rd, Suite 765, San Diego, CA 92130

Tel (858) 259-6666 Fax (858) 259-6661

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